September
20, 2021

Via Email

Christina Eifler
Federated Hermes Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

              Re:     Federated Hermes ETF Trust
                      File Nos. 333-258934 and 811-23730

Dear Ms. Eifler:

       On August 19, 2021, Federated Hermes ETF Trust (the    Trust   ) filed a
registration
statement on Form N-1A (the    Registration Statement   ) under the Securities
Act of 1933
(   Securities Act   ) and the Investment Company Act of 1940 (   1940 Act   )
to register shares of
the Federated Hermes Short-Term Corporate ETF and Federated Hermes Short-Term High Yield
ETF (each, a    Fund   ). Our comments are set forth below. All capitalized
terms not otherwise
defined herein have the meaning given to them in the Registration Statement.

GENERAL

1. We note that the Registration Statement is missing information and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.

3. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

4.     Please include the    Subject to completion    legend required by Rule
481(b)(2) in the pre-
       effective amendment filing.

5. Please advise us as to the relationship, if any, between the Trust and Federated ETF Trust
       (File No. 812-13946-01).
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 2 of 10



                         Federated Hermes Short-Term Corporate ETF

PROSPECTUS

Fund Summary Information (pp. 1-4)

Risk/Return Summary: Fees and Expenses

6.     In the first paragraph, please bold the second sentence as required by
Item 3 of Form N-
       1A.

7. In a footnote to the fee table, please disclose that Other Expenses are based on estimated amounts for the current fiscal year. See instruction 6(a) to Item 3.

8. Please delete Footnote 1 to the fee table, as it is neither permitted nor required by Form
       N-1A.

9. Footnote 2 to the fee table describes the nature of the fee waivers and/or expense
       reimbursements as being entered into    on their own initiative    and
 voluntary.    To avoid
       investor confusion, please delete these qualifications and limit the description of the waiver and/or expense reimbursement to the disclosure permitted or required by instruction 3.e. to Item 3.

10. Please confirm if the fee waivers and/or expense reimbursements will be subject to recoupment. If so, please disclose the terms of recoupment. Please also ensure that the recoupment period is limited to three years from the date of the waivers/reimbursements and that any recoupment would be limited to the lesser of (1) the expense cap in effect at the time of waiver and (2) the expense cap in effect at the time of recapture.

11.    In the second paragraph under    Example,    please delete the reference
to sales loads on
       reinvested dividends, which is not applicable with respect to ETFs.

Risk/Return Summary: Investments, Risks and Performance

12. The strategy disclosure states that the Fund may invest in foreign securities. If the Fund may invest securities of emerging markets issuers, please clarify that in the disclosure and add corresponding risk disclosure.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 3 of 10


13. The third paragraph in the same section states that the Fund may invest in derivative contracts to implement its investment strategies (and similar disclosure for the Federated
       Hermes Short-Term High Yield ETF lists examples of derivatives that the Fund may use). Please specify the types of derivative instruments that the Fund may use and include corresponding risk disclosure. We note that any principal investment strategies disclosure related to derivatives should be tailored specifically to how the Fund intends to use them in achieving its objectives. Further, the disclosure concerning
the Fund   s
       principal risks should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. See the letter from Barry Miller of the Division of Investment Management of the SEC to the
       Investment Company Institute dated July 30, 2010.

14. Please specify the types of hybrid instruments in which the Fund may invest.

15. Please identify the benchmark referenced in the last sentence of the third paragraph.

16.    We note the use of the term    short-term    in the Fund   s name. As
stated in the adopting
       release for Rule 35d-1 under the 1940 Act, a fund that includes that term in its name should have a dollar weighted average maturity of no more than three years. Investment
       Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) at n. 45
       and accompanying text. Please therefore revise the strategy disclosure to reflect this position. See also Frequently Asked Questions about Rule 35d-1 (Investment Company
       Names) at Question 11.

17. We note the inclusion of sector risk as a risk factor of the Fund. If a significant amount
       of the Fund   s assets will be invested in a particular sector, please
include strategy and risk
       disclosure to that effect.

18.    Under    Cash Transactions Risk,    please disclose that purchases and
redemptions of
       creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs, which could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-
       kind. In addition, please disclose that these costs could be imposed on the Fund, and thus
       decrease the Fund   s net asset value, to the extent the costs are not
offset by a transaction
       fee payable by an Authorized Participant.

19.    Under    Mortgage-Backed Securities (MBS) Risk,    please add a
statement that the
       liquidity of non-agency MBS and CMOs may change dramatically over time.

20. Please supplementally identify the broad-based securities market index expected to be used in the average annual total returns table.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 4 of 10


Fund Management

21. If the portfolio managers listed in this section will be jointly and primarily responsible for
       the day-to-day management of the Fund   s portfolio, please make that
clear. See
       instruction 2 to Item 5(b) of Form N-1A.

22. Please provide the title of Robert Matthews as required by Item 5(b) of Form N-1A.

What are the Fund   s Investment Strategies? (pp. 4-6)

23. In describing whether the Fund considers a security to be a foreign security, the disclosure notes the following:

               The Fund considers an issuer to be based outside the United States if it is organized under the laws of, or has its principal office located in another country, the principal trading market for its securities is in another country, or it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country. A corporate debt
               security will be treated as a    foreign security    if the
issuer derived in its most
               current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

       Please consider whether the second sentence noted above is necessary. We note that the definition of a foreign security contemplated by the second sentence is narrower than the definition contemplated by the first sentence. If the second sentence is retained, please revise for clarity vis-  -vis the first sentence.

24.    In light of the discussion of the Fund   s use of derivatives and the
inclusion of leverage
       risk as a risk factor, please include in an appropriate section of the prospectus disclosure regarding the adoption of Rule 18f-4 under the 1940 Act and any impact it may have on
       the Fund   s use of leverage and its related policies and procedures. In addition, we note
       that the Fund has included disclosure as to asset segregation requirements in the prospectus and SAI. Please modify that disclosure to address how those requirements will be impacted by Rule 18f-4.

25.    Under    Securities Lending,    in the first sentence of the second
paragraph, please clarify
       that cash collateral will be reinvested in highly liquid short-term obligations.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 5 of 10


What are the Specific Risks of Investing in the Fund? (pp. 10-16)

26.    Under    Risk of Foreign Investing,    if the Fund will be investing in
securities of issuers
       that may be significantly exposed to the risks associated with the United Kingdom's withdrawal from the European Union (Brexit), please add appropriate risk disclosure or explain why it is not necessary.

27.    The risk factor captioned    Cash Transactions Risk    states that the
Fund expects to    effect
       its creations and redemptions at least partially or fully for cash. Given the nature of the
       Fund   s expected holdings, please consider whether    at least
partially    adequately
       describes the Fund   s expectations regarding creations and redemptions
or whether a more
       declarative statement (e.g.,    primarily   ) is warranted. Please also
consider revising
       corresponding disclosures under    Purchases of Creation Units    on p.
20 and
          Redemption of Creation Units    on p. 22 of the SAI, which emphasize
the use of an in-
       kind basket.

28.    In describing the risks relating to ETFs:

          a. Please disclose that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the Fund and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the
Fund   s shares and
             the underlying value of those shares. Please also disclose that, in stressed market
             conditions, the market for the Fund   s shares may become less
liquid in response
             to deteriorating liquidity in the markets for the Fund   s
underlying portfolio
             holdings, and that this adverse effect on liquidity for the Fund
s shares in turn
             could lead to differences between the market price of the Fund   s
shares and the
             underlying value of those shares.

          b. Please confirm whether the Fund   s expected investments are
traded outside of a
             collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there
             may be a significantly diminished trading market for the Fund   s
shares. In
             addition, please note that this could in turn lead to differences between the market
             price of the Fund   s shares and the underlying value of those
shares.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 6 of 10


          c. Please disclose that, where all or a portion of the Fund   s
underlying securities
             trade in a market that is closed when the market in which the Fund s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the
             Fund   s domestic trading day. In addition, please note that this in turn could lead to
             differences between the market price of the Fund   s shares and
the underlying
             value of those shares.

29.    Please consider whether    LIBOR Risk,    which is currently disclosed
in the SAI, should
       be disclosed in the Fund   s prospectus given the nature of the Fund   s
investments.

Who Manages the Fund? (pp. 21-23)

30.    Please revise the third paragraph under    Advisory Fees    to reflect
the fact that no
       shareholder report will have been issued as of the effective date of the Registration
       Statement (i.e., state that the discussion of the Board   s review
will be available    in an
       upcoming shareholder report). Further, please confirm whether the discussion contemplated by this paragraph will be included in both the semi-annual and annual reports for the fiscal periods identified.

31.    Under    Prior Performance of Composite of Accounts Similarly Managed by
Adviser   :

          a. In the first sentence of the first paragraph, please remove the reference to the
             Fund as being part of the Composite, as the Fund is new and does not have any performance information.

          b. Please clarify throughout the disclosure in this section whether the Composite includes other funds or only separately managed accounts; we note the reference
             to    all funds    in the fourth sentence of the third paragraph,
but other disclosure
             only references    accounts    or    private accounts.

          c. In the fifth sentence, please revise the reference to    any funds
and managed
             accounts    to    all funds and managed accounts.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective (and Policies) and Investment Limitations (pp. 16-17)

32. Certain investment restrictions described in this section refer to the 1940 Act, rules and regulations thereunder, and any applicable exemptive relief. Please elaborate on those restrictions by including an explanation of what is permissible under such provisions.
       Such explanations may be disclosed separately from the fundamental restrictions.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 7 of 10


33.    Please relocate the description of the Fund   s borrowing policy, which
is currently in the
       paragraph captioned    Concentration,    to the paragraph captioned
Borrowing Money and
       Issuing Senior Securities.

34. Please disclose that the Fund will consider the investments of other investment companies in which it invests when determining compliance with its own concentration policy.

35. Please describe the 1940 Act voting majority required for shareholder approval.

36.    In the second paragraph under    Additional Information,    second to
last sentence, please
       also clarify that private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity will be deemed to constitute investment in an industry.

How is the Fund Bought and Sold? (pp. 20-27)

37.    Under    Marketing Support Payments,    please include the list of FINRA
member firms
       referenced in the first sentence of the third paragraph.

Financial Information (p. 43)

38. Please provide financial statements of the Registrant pursuant to instruction 2 to Item
       27(a) of Form N-1A.

                         Federated Hermes Short-Term High Yield ETF

39.    Please note that comments 6-11, 13, 16, 18, 20, 21, 24, 25, 27-30, and
32-38 listed above
       also apply to this Fund.

PROSPECTUS

Fund Summary Information (pp. 1-5)

Risk/Return Summary: Investments, Risks and Performance

40.    In the third sentence of the first paragraph under    What are the Fund
 s Main Investment
       Strategies?,    please clarify what is meant by the term    leveraged
loan spectrum    in
       accordance with plain English principles. Please also disclose the risks specific to leveraged loans.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 8 of 10


41. Please confirm whether the Fund may invest in covenant-lite loans. If the Fund will hold a significant amount of covenant-lite loans, please revise the principal strategy and risk disclosures accordingly.

42. We note the reference to syndicated loans under Agent Insolvency Risk. Please disclose
       the use of such instruments in the description of the Fund   s
strategies.

43. We note the inclusion of risk factors regarding CLOs and ABS. Please add corresponding disclosure regarding such instruments to the description
of the Fund   s
       principal strategies.

44. We note the inclusion of European Union and Eurozone Related Risk. Please include
       corresponding disclosure regarding the Fund   s investment in securities
of EU issuers in
       the description of the Fund   s principal strategies.

What are the Fund   s Investment Strategies? (pp. 5-6)

45.    If true, please state that the Fund   s investment objective may be
changed without
       shareholder approval. See Item 9(a) of Form N-1A.

What are the Fund   s Principal Investments? (pp. 6-11)

46.    Under    Investing in Securities of Other Investment Companies,
please include
       disclosure addressing the impact of Rule 12d1-4 under the 1940 Act on
the Fund   s
       investments in other investment companies.

What are the Specific Risks of Investing in the Fund? (pp. 12-18)

47.    Please revise the risk factor captioned    Risk of Investing in Emerging
Market Countries
       to address all factors discussed in ADI- 2020 Registered Funds    Risk
Disclosure
       Regarding Investments in Emerging Markets. Please also make corresponding changes to the summary risk disclosure as appropriate.

48. Under Loan Liquidity Risk, in disclosing that it may take longer than seven days for transactions in leveraged loans to settle, please also state that it could take the Fund a significant amount of time to get its money after selling its investment. Please also address how the Fund intends to meet short-term liquidity needs that may arise as a result of this lengthy settlement period.
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 9 of 10


                                           Both Funds

PART C

49. Please confirm that the fee waiver/expense limitation agreement applicable to each Fund will be filed as an exhibit to the Registration Statement.

50. We note that the form of legal opinion included as exhibit (i) relates to a post-effective amendment filing. Please confirm that the Trust will include will a legal opinion in a pre-
       effective amendment.

51. Please state the principal business address of the persons included in the table responsive to Item 32(b) of Form N-1A.

ORGANIZATIONAL DOCUMENTS

52.    With respect to the provisions in Article VI, Section 6 of the Trust   s
Amended and
       Restated Agreement and Declaration of Trust regarding derivative actions:

       a. Please revise subparagraph (b), the last sentence of subparagraph (c) (regarding
               shareholders    undertaking to reimburse the Trust), and
subparagraphs (d) and (e)
               to state that the provisions do not apply to claims arising under federal securities laws.

       b. Please disclose in an appropriate place in the prospectus the provisions applicable to the bringing of derivative actions and identify those provisions that do not apply to claims arising under the federal securities laws as noted above.

53.    Please revise Article X, Section 5(b) of the Trust   s Amended and
Restated Agreement
       and Declaration of Trust to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-
       federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

54. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial, as is stated in Article X, Section 5(b).

                                            * * * * *
 Christina Eifler
Federated Hermes Funds
September 20, 2021
Page 10 of 10


       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions, please feel free to contact me at 202-551-4233.

                                             Sincerely,

                                             /s/ Jeremy Esperon
                                             Jeremy Esperon
                                             Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sally Samuel, Branch Chief